Exhibit 99.5

QUIPT HOME MEDICAL REPORTS ONGOING OPERATIONAL STRENGTH WITH RECORD THIRD QUARTER FISCAL 2022 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 40% AND ADJUSTED EBITDA GROWTH OF 44%

Cincinnati, Ohio – August 15, 2022 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its third quarter fiscal 2022 financial results and operational highlights. These results pertain to the three-month period ended June 30, 2022 and are reported in U.S. Dollars.

Financial Highlights:

◾	Revenue for Q3 2022 was $36.7 million compared to $26.2 million for Q3 2021, representing a 40% increase in revenue year-over-year. Compared to Q2 2022, the Company experienced very strong sequential organic growth of 2%.
o	As of June 30, 2022, the Company’s backlog decreased to approximately 6,000 patients in the queue to be set up on sleep devices. The Company remains optimistic that sleep device allocations will increase through the remainder of 2022, which will continue to relieve some of the backlog, generating a lift in revenue from this impacted segment of the business.

◾	Revenue for the nine months ended June 30, 2022, increased to $99.8 million, or 36.2% compared to the nine months ended June 30, 2021.

◾	Recurring Revenue as of Q3 2022 was 77% of total revenue.

◾	Adjusted EBITDA for Q3 2022 was $7.7 million (21% margin), compared to Adjusted EBITDA for Q3 2021 of $5.3 million (20.2% margin), representing a 44% increase year-over-year.

◾	Adjusted EBITDA for the nine months ended June 30, 2022, increased to $20.8 million, or 30.4% compared to the nine months ended June 30, 2021, and represented 20.8% of revenue.

◾	Cash flow from operations for the nine months ending June 2022 was $19.4 million, compared to $11.2 million in the corresponding period ending June 2021.

◾	The Company reported $18.5 million of cash on hand as at June 30, 2022.

Operational Highlights:

◾	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 62,815 for the three months ended June 30, 2022, compared to 40,580 for the same period ended June 30, 2021, an increase of 55%.

◾	The Company’s customer base increased 38% year over year from 64,578 unique patients served in Q3 2021 to 89,085 unique patients in Q3 2022.

◾	Compared to 133,704 unique set-ups/deliveries in Q3 2022, the Company completed 95,192 unique set-ups/deliveries in Q3 2021, an increase of 40%.

◾	On April 26, 2022, the Company announced the execution of a national insurance contract with the largest health insurer in the United States, which has expanded patient accessibility across the country. The Company continues to work towards additional national contracts with large health insurers in the United States.

◾	The Company’s product mix has reached 80% respiratory as of June 30, 2022.

◾	The Company has recently accelerated its hiring of experienced sales personnel to expand its sales reach across the United States. The Company anticipates this will be a key driver of future organic growth.

◾	The Company continues to experience robust demand for respiratory equipment, such as Oxygen Concentrators, Ventilators, as well as the CPAP resupply and other supplies business.

◾	Effective after the U.S. market open on June 27, 2022., Quipt joined the Russell Microcap® Index.

◾	The Company operates out of 94 locations in nineteen states across the United States, completing hundreds of thousands of deliveries each year to more than 200,000 active patients, with over 21,600 referring physicians.

Acquisition Related Updates:

◾	Since April 19, 2022, the Company has closed four acquisitions adding locations across nine U.S. states including Arkansas, Georgia, Massachusetts, Mississippi, North Carolina, Ohio, Texas, California, and Louisiana. Louisiana represented the 19th state of service, and the total geographical area represented over 5.5 million COPD patients, a key target group. The four acquisitions added over 30,000 active patients, equate to an estimated annualized revenue of $25 million and, post integration, an estimated over $4.5 million of Adjusted EBITDA.
◾	The Company completed seven acquisitions during the nine months ended June 30, 2022 and one subsequent to June 30, 2022.

Subsequent Events to the Three Months Ended June 30, 2022:

◾	On July 26, 2022, the Company executed a supply contract with Cardinal Health at-Home, a business unit of Cardinal Health, Inc., wherein Quipt has agreed to offer to sell, and Cardinal has agreed to supply and distribute, disposable medical supplies nationwide. The contract is extremely meaningful for Quipt as it provides us the ability to produce meaningful cross selling opportunities, including additional product lines to go after in the future. Additionally, any new acquisitions, will benefit from being able to immediately leverage the contract at new locations across the country, providing further synergies with the expectation this contract will give us stronger buying power for disposable medical supplies.
◾	On August 9, 2022, the Company exercised its right under the debenture indenture dated March 7, 2019, which governs all of the Company’s 8.0% unsecured convertible debentures issued on March 7, 2019, to convert all of the principal amount outstanding of the remaining debentures into common shares of the Company.

◾	On August 15, 2022, the Company received a commitment letter from CIT Bank, a division of First-Citizens Bank & Trust Company, wherein CIT would commit to provide 100% of the senior secured credit facilities in the aggregate amount of up to $80,000,000 (to be comprised of a term loan facility of $5,000,000, a delayed draw term loan facility of $55,000,000 and a revolving credit facility of $20,000,000). The senior credit facilities will be evidenced by an Amended and Restated Credit and Guaranty Agreement, which will amend and restate the Credit Agreement dated September 18, 2020 (announced by the Company on September 21, 2020).

Management Commentary:

“The robust financial and operating results in the fiscal third quarter are reflective of the continued operational excellence displayed throughout each facet of the organization. Our team of hands-on operators have been able to effectively integrate acquired assets, drive organic growth, and maintain strength in our margins during a well above normal inflationary period. We are very encouraged by the substantial improvement on the labor side as it relates to hiring additional talented team members as we have moved through the year, and we have also seen continued progress on the supply chain in real time. Moreover, we saw accelerating momentum across our respiratory product mix as the quarter progressed, which has continued into fiscal Q4.,” said CEO and Chairman Greg Crawford.

“There have been several exciting developments over the course of 2022 as we continue building our scalable healthcare platform and expand our continuum of care across the country. During fiscal Q3, we executed a national contract with the largest healthcare insurance provider in the United States which was a major milestone, allowing for substantially expanded patient accessibility and we are continuing to work with other major insurance providers on new national contracts. Additionally, we recently executed a supply contract with Cardinal Health for medical supplies nationwide. This contract will provide us additional buying power, and open new synergistic product verticals in the future. These major contracts are examples of the ongoing success we are having scaling our business into a national clinical respiratory care company in the United States. On the acquisition front, our pipeline remains deep with strategic opportunities across all three tiers of our strategy, and we look forward to a very active remainder of the year. The bullish regulatory environment, momentum in our core business, and strong balance sheet leave us extremely well positioned to seize the growth opportunity ahead of us.”

Chief Financial Officer Hardik Mehta added, “Our record fiscal third quarter results demonstrate our ability to successfully operate the business through a challenging operating environment. We are extremely enthused with our margin stability which we fully expect to continue moving through fiscal Q4 and beyond. We saw record revenue of $36.7 million, experienced 2% organic growth over fiscal Q2 2022, had strong operating cash flow and maintained a very healthy balance sheet. As of July, we had reached approximately $160 million in run-rate revenue and are well on our way to meeting our outlook. Last week, we announced a commitment letter for up to $80 million of senior credit facilities from CIT, which will give us substantially more financial flexibility to continue executing on our growth strategy led by our strategic three-tiered approach to acquisitions. As it relates to acquisitions made in 2022, we are encouraged by the ongoing integration process of and are well positioned to continue our aggressive growth strategy led by strategic acquisitions in favorable geographies. We are also continuing to drive meaningful cost and revenue synergies, following our stringent acquisition criteria and robust integration process. Furthermore, we see potential expansionary opportunities into synergistic verticals of service that would enhance our end-to-end product and service offering and look forward to updating investors on all our progress.”

The financial statements of the Company for the three and nine months ended June 30, 2022 and 2021 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services focused on end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding recent acquisitions disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company being optimistic that sleep device allocations increasing in the third half of 2022 will relieve some of the backlog, generating a lift in revenue from this impacted segment of the business; the Company anticipating that its acceleration of hiring of experienced sales personnel to expand its sales reach across the United States will be a key driver of future organic growth; the Company expecting its margin stability to continue moving through fiscal Q4 and beyond;

anticipated annualized revenue and Adjusted EBITDA of acquisitions post integration; and the Company’s outlook for calendar 2022; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to maintain/slightly increase its collections ratios; the Company maintaining its gross margins and maintaining its revenue growth; the Company maintaining its selling, general and administrative expenses; acquisitions achieving results at least as good as historical performances; the financial information regarding acquisitions being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook - Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; and the Company organically growing at a rate of 10% and completing acquisitions that add at least $39 to 49 million in new revenue at approximately 20% Adjusted EBITDA in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three	Three	Nine	Nine
	months	months	months	months
	ended June	ended June	ended June	ended June
	30, 2022	30, 2021	30, 2022	30, 2021
Net income (loss)	$163	$6,329	$3,069	$(4,677)
Add back:
Depreciation and amortization	5,363	4,768	15,835	12,389
Interest expense, net	522	479	1,507	1,480
Provision (benefit) for income taxes	155	(535)	458	(1,941)
EBITDA	6,203	11,041	20,869	7,251
Stock-based compensation	1,325	1,597	4,596	1,624
Acquisition-related costs	391	92	692	164
Gain (loss) on foreign currency transactions	(44)	36	82	170
Other income from government grant	—	—	(4,254)	—
Change in fair value of debentures and warrants	(177)	(7,422)	(1,235)	6,704
Adjusted EBITDA	$7,698	$5,344	$20,750	$15,913

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com